As in effect
3/1/61
                                   FORM 10K/A3
                                   ___________


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549
                                   __________


                       AMENDMENT TO APPLICATION OR REPORT
                 Filed Pursuant to Section 12, 13, or 15 (d) of
                       THE SECURITIES EXCHANGE ACT OF 1934



                    OLD REPUBLIC INTERNATIONAL CORPORATION

               (Exact name of registrant as specified in charter)


                           AMENDMENT NO.       3


The undersigned registrant hereby amends the following items, financial statements, exhibits or other portions of its Annual Report for 1993 on Form 10-K as set forth in the pages attached hereto:

(List all such items financial statements, exhibits or other portions amended.)


                                    FORM 11-K


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        OLD REPUBLIC INTERNATIONAL CORPORATION
                                                      (Registrant)



Date  April 30, 1994                    By ___________________________________
                                                      (Signature)
                                                      P.D. Adams
                                                Senior Vice President,
                                                Chief Financial Officer
                                                      and Treasurer


                                   Total Pages:    31






                            SECURITIES AND EXCHANGE COMMISSION



                                  Washington, D.C. 20549

                                      ______________


                                        FORM 11-K

                                      ______________


                                      ANNUAL REPORT




                             Pursuant to Section 15(d) of the
                             Securities Exchange Act of 1934



                       For The Fiscal Year Ended December 31, 1993

                                     _______________

                                    BITCO SAVINGS PLAN

                                     ________________



                          OLD REPUBLIC INTERNATIONAL CORPORATION
                                307 NORTH MICHIGAN AVENUE
                                 CHICAGO, ILLINOIS 60601

Item 1 - Changes in the Plan

Incorporated by reference from Exhibit 3 and Exhibit 4 included herein.

Item 2 - Changes in Investment Policy

Incorporated by reference from Exhibit 3 included herein. (See also Item 8 below.)

Item 3 - Contributions under the Plan

The Company's contributions are measured by reference to the employee's contributions and are not discretionary.

Item 4 - Participating Employees

There were approximately 618 enrolled participants in the plan as of December 31, 1993 out of approximately 944 eligible employees.

Item 5 - Administration of the Plan

(a) The Bitco Savings Plan (the "Plan") provides that Bituminous Casualty Corporation, ("Bituminous"), an affiliate of Bitco Corporation ("Bitco"), shall appoint Trustees to administer the Plan. The Trustees presently are as follows:

          Fredric J. Frey
          c/o Great West
          Casualty Company
          P.O. Box 277
          South Sioux City, NE  68776

          Sam Lafferty
          Bitco Corporation
          320 - 18th Street
          Rock Island, Illinois  61201

          Robert Rainey
          Bitco Corporation
          320 - 18th Street
          Rock Island, Illinois  61201

(b)  The Trustees receive no compensation in that capacity.

Item 6 - Custodian of Investments

(a) The Trustees act under a Trust Agreement with Bituminous which implements and forms a part of the Plan. In accordance with the Trust Agreement the Trustees may, in their discretion, appoint one or more "Investment Managers" to direct the investments to be made by the Trustees with any part or all of the Plan assets. The Trustees have retained Connecticut General Life Insurance Company ("Connecticut General"), a legal reserve life insurance company, of Hartford, Connecticut to provide investment advisory services in connection with the investment of amounts held in the Equity Fund, the Fixed Income Fund and the Short-Term Fund. The Equity Fund and the Fixed Income Fund are invested pursuant to a group annuity contract issued by Connecticut General. The Plan's assets invested in Old Republic International Corporation common stock are held in a safety deposit box in The Rock Island Bank, Rock Island, Illinois.

Investment expense paid to Connecticut General were $0 and $0 for the years ended December 31, 1993 and 1992.

(b)  No bond was furnished by Connecticut General.

Item 7 - Reports to Participating Employees

Participants will receive a statement reflecting the condition of their respective accounts as of December 31 of each year, following the December 31 accounting date. Participants may also receive such statements on a more frequent basis throughout each year, if the Trustees so decide.

Annually, each participant will receive a copy of financial statements filed herewith.

Item 8 - Investment of Funds

The Equity Fund would normally be composed of common stocks, or other types of equity investments, bonds or other securities that may be converted to an equity type of investment. Such assets may, however be invested in any class of loans or investments which Connecticut General deems to be permissible under applicable law. The investment and reinvestment of such assets shall be determined by Connecticut General at its sole discretion.

With respect to the Fixed Income Fund, the group annuity contract would guarantee preservation of principal and provide for interest with respect to contributions made from the Plan to the insurance company.

Contributions to the Short-Term Fund will be invested by Connecticut General in marketable short-term or medium-term fixed income securities, including but not limited to demand and short-term notes, United States Treasury Bills, other short-term government obligations, commercial paper and any other money market instruments.

On March 11, 1985, Bitco merged into a subsidiary of Old Republic International Corporation. The combination resulted in a tax-free exchange of 0.4 (4/10th) share of Old Republic voting Series E Cumulative Convertible Preferred Stock for each share of Bitco common stock included in the Bitco Common Stock Fund. The Old Republic Series E Preferred Stock is convertible at any time at the option of the holder into 1.25 shares of Old Republic International Corporation Common Stock. The Plan exchanged 34,880 shares of Bitco stock on March 11, 1985.

In February 1987, all shares of the Series E Preferred Stock were converted to 29,994 shares of Old Republic International Corporation common stock.

Item 9 - Financial Statements and Exhibits

    Financial Statements                                        Page No.

     Report of Independent Accountants for the years ended
      December 31, 1993 and 1992                                  F-1

      Statements of Net Assets Available for Plan Participants at
      December 31, 1993 and 1992                                  F-2

      Statements of Changes in Net Assets Available for Plan Participants
      for the years ended December 31, 1993 and 1992              F-3

     Notes to Financial Statements                                F-4 to F-8

    Schedules

     Schedule I - Reportable Transactions
                  All other schedules have been omitted because the required information is shown in the financial statements.

    Exhibits

     Exhibit 1 - Agreement and Plan of Merger, dated as of December 21, 1984, as amended and restated, by and between Bitco Corporation and ROI, Inc.

                 Incorporated by reference from Old Republic International Corporation's Form S-14 Registration Statement dated February 12, 1985 Exhibit A.

    Exhibit 2 - Supplemental Agreement dated as of December 21, 1984, as amended and restated, among Old Republic International Corporation, ROI, Inc. and Bitco Corporation.

                Incorporated by reference from Old Republic International Corporation's Form S-14 Registration Statement dated February 12, 1985 Exhibit B.

    Exhibit 3 - Second Amendment of Bitco Savings Plan and First Amendment of
                Bitco Savings Trust dated February 3, 1986.

    Exhibit 4 - Third Amendment of Bitco Savings Plan and Second Amendment of
                Bitco Savings Trust dated June 22, 1989.

                                        SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this annual report to be signed on behalf of the undersigned, thereunto duly authorized.



                                                BITCO SAVINGS PLAN, Registrant



                                             By _____/s/ Frederick J. Frey__
                                                    Fredric J. Frey, Trustee



                                             By____ /s/ Sam Lafferty_______
                                                    Sam Lafferty, Trustee



                                             By_____/s/ Robert Rainey______
                                                    Robert Rainey, Trustee


Dated:  April 30, 1994

                            REPORT OF INDEPENDENT ACCOUNTANTS





Bitco Savings Trust
Bitco Corporation:
Great West Casualty:


We have audited the accompanying statements of net assets available for plan participants of the Bitco Savings Plan as of December 31, 1993 and 1992 and the related statements of changes in net assets available for the plan participants for each of the two years in the period ended December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan participants of the Plan as of December 31, 1993 and 1992, and the changes in net assets available for plan participants for each of the two years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule (Schedule I) of the Plan is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Schedule I has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                   Coopers & Lybrand


Chicago, Illinois
April 21, 1994




                                       F-1
                     OLD REPUBLIC INTERNATIONAL CORPORATION
                               BITCO SAVINGS PLAN

            STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN PARTICIPANTS
                           December 31, 1993 and 1992
                              ____________________
                                                      1993         1992
ASSETS
Investments, at fair value:
  Old Republic International common stock          $3,166,920   $3,316,211
  Deposit with insurance company                    5,555,119    5,015,475
                                                   ----------   ----------
                                                    8,722,039    8,331,686
Cash                                                   61,648       13,394
Contributions receivable                               17,013       61,428
                                                    ---------   ----------
                                                    8,800,700    8,406,508


LIABILITIES AND NET ASSETS AVAILABLE FOR PLAN PARTICIPANTS:
Payable to participants                               226,100      181,208
                                                   ----------   ----------
Net assets available to participants               $8,574,600   $8,225,300
                                                   ==========   ==========






























The accompanying notes are an integral part of the financial statements.


                                       F-2


                     OLD REPUBLIC INTERNATIONAL CORPORATION
                               BITCO SAVINGS PLAN

       STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN PARTICIPANTS

                 For the years ended December 31, 1993 and 1992
                              ____________________

                                                       1993           1992
Additions:
   Company contributions                           $  208,206     $  182,952
   Employee contributions                             832,829        731,806
   Investment income                                  352,816        384,300
   Unrealized appreciation of investments                -0-         970,506
                                                   ----------     ----------
                                                    1,393,851      2,269,564
                                                   ----------     ----------

Deductions:
   Benefits paid                                      647,212        818,239
   Unrealized depreciation of investments             397,339          -
                                                   ----------     ----------
   NET ADDITIONS                                    1,044,551        818,239


Net assets available for plan participants:
   Beginning of Year                                8,225,300      6,773,975
                                                   ----------     ----------
   End of Year                                     $8,574,600     $8,225,300
                                                   ==========     ==========

























The accompanying notes are an integral part of the financial statements.


                                       F-3


                     OLD REPUBLIC INTERNATIONAL CORPORATION
                               BITCO SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                              ____________________

1.   Summary of Significant Accounting Policies

     The following description of the Bitco Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     A. General

     The Plan is a defined contribution plan covering substantially all of the employees of Bitco Corporation, Great West Casualty and their subsidiaries (the "Companies") who have completed one year of service, attained age twenty-one (age twenty-five in 1984) and have completed 1,000 hours of service during the 12 month period commencing on their date of hire or during a plan year. Participation in the Plan is optional. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended from time to time.

     B. Contributions

     Participants may contribute up to 6 percent of their annual compensation. The Companies provide a matching contribution equal to 25 percent of the participant's contribution. Participants may elect to have their voluntary contributions invested in any one or more of the four separate investment funds (the Equity Fund, the Fixed Income Fund, the Short-Term Fund and the Old Republic Stock Fund). The Companies' matching contributions commencing in 1985 are invested in the Old Republic Stock Fund. (See note 8.)

     C. Participant Accounts

     Each participant's account is credited with the participant's contribution, an allocation of the Companies' contribution and Plan earnings. Allocation of earnings are based on participant's units, with the exception of the fixed income fund. Fixed income fund earnings are allocated by Cigna, based on the percentage of total contributions of each participant. Participant's units are calculated on a quarterly basis. Participant unit vales for the short term, equity and Old Republic stock funds are as follows:

                                        1993                             1992
                           Short term   Equity    Stock     Short term   Equity    Stock
                              Fund       Fund      Fund        Fund       Fund      Fund
     First Quarter
       Allocating units       5,811     65,805    131,687      5,721      6,817     65,622
       Unit value             37.89      10.27      24.50      36.82      80.53      40.88

     Second Quarter
       Allocating units       5,961     71,387    134,423      5,945      7,435    130,579
       Unit value             38.14      10.31      23.87      37.18      79.06      21.13

     Third Quarter
       Allocating units       6,047     73,429    137,936      6,025      7,303    129,633
       Unit value             38.40      10.50      25.25      37.52      79.10      23.50

     Fourth Quarter
       Allocating units       6,035     74,423    140,752      6,021     64,093    133.315
       Unit value             38.83      10.64      22.50      37.80      10.28      24.75

                                                           F-4


                     OLD REPUBLIC INTERNATIONAL CORPORATION
                               BITCO SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED
                              ____________________


     The percentage of any resigning or dismissed participant's employer contribution account balance which is not vested at the settlement date will be applied against future employer contributions.


     D. Expenses

     It is the policy of Bituminous Casualty Corporation (a wholly-owned subsidiary of Bitco Corporation) to provide administrative support for the plan and to pay for trustee fees.

     E. Vesting

     Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on number of years of credited service using the following table:

                         Years of Service      Vested Percentage

                           Fewer than 1                0%
                                1                     10%
                                2                     20%
                                3                     30%
                                4                     40%
                                5                     60%
                                6                     80%
                             7 or More               100%

     F. Benefits Paid

     On termination of service, retirement, or death, distribution of the net balance in the participant's accounts will be made for the benefit of the participant or his beneficiary, by one or more of the following methods:

          .  By payment in a lump sum.
          .  By payment in a series of substantially equal monthly, quarterly or annual installments.
         .   By purchase of a retirement annuity from an insurance company.

2.   Investments

     Old Republic International Corporation stock is stated at the closing market value on the last business day of the year.

     The Plan presents in the statements of changes in net assets available for plan participants the net appreciation (depreciation) in the fair value of the Old Republic Stock Fund, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of this investment. For purposes of generally accepted accounting principles the Plan uses the historical cost method for determining the basis of this investment, whereas, for ERISA reporting purposes the Plan uses the current value method for determining the basis for this investment.



                                       F-5


                     OLD REPUBLIC INTERNATIONAL CORPORATION
                               BITCO SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED
                              ____________________


     The Plan entered into a group annuity contract with Connecticut General Life Insurance Company (Connecticut General). Connecticut General maintains contributions in a contract holder's account and such contributions are allocated to separate investment funds (see note 3) according to participant elections. The accounts are credited with earnings on the underlying investments and charged for Plan benefits paid and administrative expenses charged by Connecticut General. The contract is included in the financial statements at the December 31, 1993 and 1992 at the contract value as reported to the Plan by Connecticut General. Realized investment gains and losses in the separate investment funds are recognized in the year of sale.


3. Allocation of Net Assets for Plan Participants and Changes in Net Assets Available for Plan Participants

     Four separate investment funds are maintained under the plan for the benefit of participants. The allocation of net assets available for plan participants to the separate investment funds is as follows:

                                                                      December 31, 1993

                                                                 Group Annuity Contract

                                                              Fixed
                                                              Income    Short-Term    Equity   Old Republic
                                                Combined      Fund         Fund        Fund     Stock Fund
Old Republic International stock              $3,166,920   $    -       $    -      $   -      $3,166,920
Deposit with insurance company                 5,555,119    4,515,013    236,982     803,124         -
Employers' contributions                           3,403        -            -          -           3,403
Employees' contributions                          13,610        -            -          -          13,610
Cash                                              61,648        -            -          -          61,648
                                              ----------   ----------  ---------    --------   ----------
  Total Assets                                 8,800,700    4,515,013    236,982     803,124    3,245,581
Less payable to participants                     226,100      153,237      2,632      11,260       58,971
                                              ----------   ----------  ---------    --------   ----------
  Net assets available for plan participants  $8,574,600   $4,361,776   $234,350    $791,864   $3,186,610
                                              ==========   ==========  =========    ========   ==========

                                                                    December 31, 1992

                                                                 Group Annuity Contract

                                                              Fixed
                                                              Income    Short-Term    Equity   Old Republic
                                                Combined      Fund         Fund        Fund     Stock Fund
Old Republic International (ORI) stock        $3,316,211   $    -       $    -      $   -      $3,316,211
Deposit with insurance company                 5,015,475    4,122,323    226,580     666,572         -
Employers' contributions                          46,170        -            -          -          46,170
Employees' contributions                          15,258        -            -          -          15,258
Cash                                              13,394        -            -          -          13,394
  Total Assets                                 8,406,508    4,122,323    226,580     666,572    3,391,033
                                              ----------   ----------   --------    --------   ----------
Less payable to participants                     181,208      109,991     14,903      14,898       41,416
                                              ----------   ----------   --------    --------   ----------
  Net assets available for plan participants  $8,225,300   $4,012,332   $211,677    $651,674   $3,349,617
                                              ==========   ==========   ========    ========   ==========

                                                           F-6


                     OLD REPUBLIC INTERNATIONAL CORPORATION
                               BITCO SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED
                              ____________________

3. Allocation of Net Assets for Plan Participants and Changes in Net Assets Available for Plan Participants, (Continued)

     The allocation of changes in net assets available to the separate investment funds is as follows:

                                                         For the year - ended December 31, 1993
                                                                  Group Annuity Contract

                                                              Fixed
                                                              Income    Short-Term    Equity   Old Republic
                                                Combined      Fund         Fund        Fund     Stock Fund
Dividends from Old Republic International
 preferred stock                              $   58,044   $    -       $    -      $   -      $   58,044
Income from deposits with insurance company,
 net of investment expenses of $0                294,772      263,673      5,964      25,135         -
                                              ----------   ----------   --------    --------   ----------
  Net investment income                          352,816      263,673      5,964      25,135       58,044

Unrealized appreciation of Old Republic
  International stock                           (397,339)       -            -          -        (397,339)

Contributions:
  Employer                                       208,206        -            -          -         208,206
  Employees                                      832,829      545,314     35,496     128,559      123,460
                                              ----------   ----------   --------    --------   ----------
    Total additions                              996,512      808,987     41,460     153,694       (7,629)
Less benefits paid                               647,212      400,405      9,255      31,608      205,944
Transfers between funds                            -          (59,138)    (9,532)     18,104       50,566
                                              ----------   ----------   --------    --------   ----------
    Net increase in net assets available
     for plan participants                       349,300      349,444     22,673     140,190     (163,007)
                                              ----------   ----------   --------    --------   ----------

Net assets available for plan participants:
    Beginning of year                          8,225,300    4,012,332    211,677     651,674    3,349,617
                                              ----------   ----------   --------    --------   ----------
    End of year                               $8,574,600   $4,361,776   $234,350    $791,864   $3,186,610
                                              ==========   ==========   ========    ========   ==========

                                                         For the year - ended December 31, 1992
                                                                  Group Annuity Contract

                                                              Fixed
                                                              Income    Short-Term    Equity   Old Republic
                                                Combined      Fund         Fund        Fund     Stock Fund
Dividends from Old Republic International
 preferred stock                              $   51,839   $    -       $    -      $   -      $   51,839
Income from deposits with insurance company,
 net of investment expenses of $3,025            332,461      305,890      7,770      18,801         -
                                              ----------   ----------   --------    --------   ----------
  Net investment income                          384,300      305,890      7,770      18,801       51,839

Unrealized depreciation of Old Republic
  International stock                            970,506                                          970,506

Contributions:
  Employer                                       182,951        -            -          -         182,952
  Employees                                      731,806      513,635     34,831     107,446       75,894
                                              ----------   ----------   --------   ---------   ----------
    Total additions                            2,269,564      819,525     42,601     126,247    1,281,191
Less benefits paid                               818,240      412,880     30,488      61,911      312,961
Transfers between funds                            -            7,618     (2,513)     34,877      (39,982)
                                              ----------   ----------   --------   ---------   ----------
    Net increase in net assets available
     for plan participants                     1,451,324      414,263      9,600      99,213      928,248
                                              ----------   ----------   --------    --------   ----------
Net assets available for plan participants:
    Beginning of year                          6,773,976    3,598,069    202,077     552,461    2,421,369
                                              ----------   ----------   --------    --------   ----------
    End of year                               $8,225,300   $4,012,332   $211,677    $651,674   $3,349,617
                                              ==========   ==========   ========    ========   ==========

                                                           F-7


                     OLD REPUBLIC INTERNATIONAL CORPORATION
                               BITCO SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED
                              ____________________

4.   Tax Status

     The Internal Revenue Service issued a determination letter, received on October 19, 1983 stating that the Plan was qualified under the provisions of Section 401(a) and 401(k) of the Internal Revenue Code.

5.   Deposit with Insurance Company

     The cost and contract value of deposits with Connecticut General Life Insurance Company are as follows:

                                  December 31, 1993             December 31, 1992
                                Contract                      Contract
                                 Value          Cost           Value          Cost
    Fixed Income Fund         $4,515,013     $2,693,368     $4,122,323     $2,564,351
    Short-Term Fund              236,982        170,271        226,580        165,833
    Equity Fund                  803,124        488,836        666,572        377,419
                              ----------     ----------     ----------     ----------
                              $5,555,123     $3,352,475     $5,015,475     $3,107,603
                              ==========     ==========     ==========     ==========

     The Fixed Income Fund is comprised of long-term investments held to yield a constant rate of return; the Short-Term Fund invests in short-term securities earning a fixed rate of return; and the Equity Fund consists of various common stocks.

6.   Contributions

     Participants may elect to contribute to any one or more of the three funds established with Connecticut General Life Insurance Company and the Old Republic Stock Fund. The number of participants electing each alternative at December 31, 1993 and 1992 was as follows:

                                                          December 31
                                                       1993        1992

        Fixed Income Fund                               536        498
        Short-Term Fund                                  84         92
        Equity Fund                                     199        186
        Old Republic Stock Fund (See note 8)            199        143

7.   Plan Termination

     Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants shall become 100 percent vested in the accounts.

8.   Business Combination

     On March 11, 1985, Bitco merged with a wholly-owned subsidiary of Old Republic International Corporation. The combination resulted in a tax-free exchange of 0.4 (4/10) share of Old Republic International Corporation voting Series E Cumulative Convertible Preferred Stock for each Bitco common share included in the Bitco Common Stock Fund. The Plan exchanged 34,880 shares of Bitco stock common stock on March 11, 1985. In February 1987, all shares of the Series E Preferred stock were converted to 29,994 shares of Old Republic International Corporation common stock.

                                       F-8

                                   SCHEDULE I

                     OLD REPUBLIC INTERNATIONAL CORPORATION
                               BITCO SAVINGS PLAN
                             REPORTABLE TRANSACTIONS
                      for the year ended December 31, 1993
                              ____________________

  Number of      Identity of Party      Description of        Date of       Transaction     Cost of      Gain on
Transactions         Involved                Asset          Transaction        Price         Asset         Sale
    12          Connecticut General    Deposit in Fixed       Various        $592,510      $592,510         -0          -
                Life Insurance Co.     Income Fund

    15          Old Republic           Purchase of            Various        $363,394      $363,394         -0-
                International          common stock


     4          Old Republic           Sale of common         Various        $196,689      $ 50,049      $146,640
                International          stock






There were no category II or IV reportable transactions during 1993.


                                    EXHIBIT 3

                                SECOND AMENDMENT
                                       OF
                               BITCO SAVINGS PLAN
                                       AND
                                 FIRST AMENDMENT
                                       OF
                               BITCO SAVINGS TRUST


    WHEREAS, Bituminous Casualty Corporation (the "company") maintains the Bitco Savings Plan (the "plan"), which plan is funded through Bitco Savings Trust (the "trust"); and

    WHEREAS, the assets of the plan had previously been invested partially in common stock of Bitco Corporation; and

    WHEREAS, Bitco Corporation was merged into a wholly-owned subsidiary of Old Republic International Corporation ("Old Republic"); and

    WHEREAS, the plan has previously been amended and amendment of the plan and trust is now considered desirable to provide for partial investment of plan assets in common or preferred stock of Old Republic and to bring the plan and trust into conformity with the Deficit Reduction Act of 1984 and the Retirement Equity Act of 1984.

    NOW, THEREFORE, IT IS RESOLVED that pursuant to the power reserved to this corporation under subsection 10.1 of the plan, and paragraph VI-1 of the trust, the plan and the trust are amended, effective January 1, 1985, in the following particulars:

      1.     By substituting the following for subsection 1.1 of the plan:

      "1.1. Purpose. Bitco Savings Plan (the 'plan') is maintained by Bituminous Casualty Corporation (the 'company') to enable eligible employees to elect to defer a portion of their compensation pursuant to Section 401(k) of the Internal Revenue Code and to acquire an interest in the stock of Old Republic International ('Old Republic'), and thereby provide for their future security."

       2.    By substituting the following for subsection 1.3 of the plan:

      "1.3. Employers. The company is a wholly-owned subsidiary of Bitco. Effective as of March 11, 1985, Bitco was merged into ROI, Inc., a wholly-owned subsidiary of Old Republic, and the name of ROI, Inc., the surviving corporation, was changed to Bitco Corporation ('Bitco'). Any subsidiary or affiliate of Bitco may adopt the plan with the consent of Bitco Executive Committee, as described in subsection 9.5. A 'subsidiary' of Bitco is any corporation more than 50 percent of the voting stock of which is owned, directly or indirectly, by Bitco. An 'affiliate' of Bitco is any corporation more than 50 percent of the voting stock of which is owned, directly or indirectly, by the owner or owners of more than 50 percent of the voting stock of Bitco. The company and any other subsidiaries or affiliates of Bitco which adopt the plan are referred to below collectively as the 'employers' and sometimes individually as an 'employer'."


       3.    By substituting the following subparagraph 2.1(a) of the plan:

      "(a)   He has attained age 21 years; and"

       4. "In the case of a maternity or paternity absence (as defined below) which commences on or after January 1, 1985, an employee shall be credited, for the first plan year in which he otherwise would have incurred a one-year break in service (and solely for purposes of determining whether such a break in service has occurred), with the hours of service which normally would have been credited to him but for such absence (or, if the trustees are unable to determine the hours which would have been so credited, 8 hours for each work day of such absence), but in no event more than 501 hours for any one absence.
A 'maternity or paternity absence' means an employee's absence from work because of the pregnancy of the employee or birth of a child of the employee, the placement of a child with the employee in connection with the adoption of such child by the employee, or for purposes of caring for the child immediately following such birth or placement. The trustees may require the employee to furnish such information as the trustees consider necessary to establish that the employee's absence was for one of the reasons specified above."

       5.    By substituting the following for subsection 4.3 of the plan:

      "4.3. Contribution of Old Republic Stock. Any portion of the employer contributions for any plan year to be invested in the Old Republic Stock Fund (as defined in subparagraph 6.2(a)) may be made in cash or in the form of common or preferred stock of Old Republic."

       6. By substituting the following for subparagraph 6.2(a) of the plan and for subparagraph III-2(a) of the trust:

      "(a) Old Republic Stock Fund. This fund will be invested in common or preferred stock of Old Republic ('Old Republic stock')."

       7. By substituting "age 18" for "age 22" where the latter appears in subsection 7.2 of the plan.

       8.    By substituting the following for subsection 7.3 of the plan:

      "7.3. Remainders. The amount by which a participant's matching contribution account is reduced under subsection 7.2 shall be a 'remainder'. A remainder shall be invested in the Old Republic Stock Fund until the regular accounting date as of which the participant has incurred five consecutive one-year breaks in service, and then shall be applied to reduce employers' matching contributions. Old Republic stock which becomes a remainder shall be treated as having been purchased by the trustees at a price equal to the value of shares of Old Republic stock as of the date as of which the remainder is applied to reduce matching contributions. For purposes of this subsection, the value of Old Republic Stock shall be equal to the average of the closing price (or, if the closing price is not reported, the mean of the bid and asked price) of such stock on the date such stock was last traded prior to the applicable date, as reported on the National Association of Security Dealers Automated Quotation System. If the participant is reemployed by an employer or controlled group member before he incurs five consecutive one-year breaks in service, the remainder shall be treated in the manner described in subsection 8.2. A 'one-year break in service' shall occur on the regular accounting date at the end of any plan year during which a terminated employee or participant does not complete more than 500 hours of service."

       9. By substituting the following for subsections 7.4, 7.5 and 7.6 of the plan:

      "7.4. Manner of Distribution. After the accounting date coincident with or next following a participant's settlement date, and subject to the conditions set forth below, distribution of the net credit balances in the participant, or in the case of his death, to or for the benefit of his beneficiary, by one or more of the following methods:

      (a)    by payment in a lump sum;

      (b) by payment in a series of substantially equal monthly, quarterly or annual installments over a period not exceeding the life expectancy of the participant or the joint life expectancy of the participant and his designated beneficiary; or

      (c) by purchase of a retirement annuity from the insurance company, with such provisions as the trustees determine, subject to the following:

                  (i) The present value of the payments to be made under the retirement annuity to the participant shall be more than 50 percent of the present value of the total payments to be made to the participant and his co-annuitant or beneficiary.

                 (ii) Payments under the retirement annuity must commence as of a date occurring no later than the participant's normal retirement age or later settlement date. The premium paid to the insurance company for a retirement annuity will be charged to the participant's accounts when paid.

                (iii) Payments under the retirement annuity must be made over the life of the participant or over the lives of the participant and a designated co-annuitant (or over a period not extending beyond the life expectancy of the participant or the life expectancies of the participant and his designated co-annuitant).

                 (iv) An annuity contract may be assigned or transferred by the trustees to the person or persons who are entitled to payment under it, but, before an annuity contract is assigned or transferred, the contract will be made non-transferable except by surrender to the issuing company.

If a participant dies after payment of his benefits has begun, the remaining portion of such benefits must be distributed over a period not exceeding the period over which payments were being made to the participant. If a participant dies before payment of his benefits has begun, his benefits must be distributed over a period not exceeding the greatest of: (i) five years from the death of the participant; (ii) in the case of payments to a designated beneficiary other than the participant's spouse, the life expectancy of such beneficiary, provided payments begin within one year of the participant's death; or (iii) in the case of payments to the participant's spouse, the life expectancy of such spouse, provided payments begin by the date the participant would have attained age 70-1/2. If a participant is a 5 percent owner of an employer or controlled group member with respect to the calendar year in which he attains 70- 1/2, his benefits must be paid (or installment payments must commence) not later than April 1 of the next following calendar year. Except as provided in subsections 7.5.
and 7.7, the trustees, after consulting with the participant, will select the method of distributing a participant's benefits to him; a participant, if he so desires, may direct how his benefits are to be paid to his beneficiary; and the trustees shall select the method distributing the participant's benefits to his beneficiary if the participant has not filed a direction with the trustees. Payment of a participant's benefits will be made (or will commence) within a reasonable time after his settlement date, but not later than 60 days after the close of the plan year in which his settlement date occurs or, if later, within 60 days of the date on which the amount of the payment can be ascertained by the trustees. Notwithstanding the foregoing, if the value of the participant's accounts exceeds $3,500 as of his settlement date, no distribution will be made prior to attainment of his normal retirement age unless he consents thereto."

      "7.5. Joint and Survivor Annuity. If a married participant's settlement date occurs for a reason other than his death and distribution of his account is to be made by the purchase of an annuity pursuant to subparagraph 7.4(c) above, then such distribution will be made by purchase of a qualified joint and survivor annuity from an insurance company unless the participant elects otherwise. Such an election will be effective only if the participant's spouse has consented thereto, in writing, and such consent acknowledges the effect of the election and is witnessed by a trustee or notary public. The joint and survivor annuity form of payment shall provide for monthly payments for the life of the participant with a survivor annuity for the life of his spouse in an amount equal to one-half of the amount of annuity payable during the joint lives of the participant and his spouse. At least nine months prior to the date as of which a married participant will attain normal retirement age (or as of such earlier date that a decision is made to distribute a married participant's account by purchase of an annuity), the trustees shall furnish him with a written explanation of the terms and conditions of the joint and survivor annuity; the requirement of spousal consent to such an election; and the participant's right to make, and the effect of, a revocation of such joint and survivor form must be in writing on a form provided by the trustees, signed by the participant and consented to by his spouse and may be made or revoked by the participant at any time within the 90-day period prior to commencement of his benefits."

      "7.6. Designation of Beneficiary. Each participant from time to time, by signing a form furnished by the trustees, may designate any person or persons (who may be designated concurrently, contingently or successively) to whom his benefits are to be paid if he dies before he receives all of his benefits. A beneficiary designation form will be effective only when the form is filed with the trustees while the participant is alive and will cancel all beneficiary forms previously filed with the trustees. Notwithstanding the foregoing, if a participant dies after August 22, 1984, leaving a surviving spouse, such spouse shall be his sole, primary beneficiary unless the participant has designated another person or persons as his primary, sole or co- beneficiary and his spouse has consented thereto. Such spouse's consent must be in writing filed with the trustees and must acknowledge the effect of the election and be witnessed by a trustee or a notary public. For purposes of this subsection 7.6, a participant's 'surviving spouse' means the spouse to whom the participant was married at the earlier of the date of his death or the date payment of his benefits commenced, and who is living at the date of the participant's death.
If a participant dies without leaving a surviving spouse, or having failed to designate a beneficiary as provided above, or if his spouse or designed beneficiary dies before him or before complete payment of the participant's benefits, the trustees, in their discretion, may direct payment of the participant's benefits as follows:

      (a) To or for the benefit of any one or more of his relatives by blood, adoption or marriage and in such proportions as the trustees determine; or

      (b) To the legal representative or representatives of the estate of the last to die of the participant and his designated beneficiary.

The term 'designated beneficiary' as used in the plan means the person or persons (including a trustee or other legal representative acting in a fiduciary capacity) designated by a participant as his beneficiary in the last effective beneficiary designation form filed with the trustees under this subsection and to whom a deceased participant's benefits are payable under the plan. The term 'beneficiary' as used in the plan means the natural or legal person or persons to whom a deceased participant's benefits are payable under this subsection."

      10. By renumbering subsections 7.5, 7.7, 7.8 and 7.9 of the plan as subsections 7.7, 7.8, 7.9 and 7.10, respectively.

      11. By substituting "Old Republic" for "Bitco" each place the latter may appear in subsections 6.3, 6.4, 6.6, 6.8, 6.9, 7.3 and 7.7 of the plan and in paragraphs III-2 and III-3(1) of the trust.

      12.    By substituting the following for subsection 8.1 of the plan:

      "8.1. Resumption_of_Participation. If a participant's employment with all the employers should terminate and such participant is subsequently reemployed by an employer, he shall again become a participant as of his date of rehire and the years of service he was entitled at the time of termination shall be reinstated. If an employee who is not participating in the plan should terminate employment and then subsequently be reemployed by an employer, his eligibility for participation shall be determined in accordance with subsection 2.1, he shall become a participant as of his date of rehire if he had met the requirements of subparagraphs 2.1(a) and (b) prior to his termination, and the years of service he had accrued prior to his termination shall be disregarded for purposes of subsection 7.2 only if his number of consecutive one-year breaks in service occurring after his termination equal or exceed the greater of (i) five, or (ii) his years of service prior to his termination. In no event shall years of service occurring after a participant incurs five consecutive one-year breaks in service be used to determine the percentage of his matching contribution account to which he was entitled as of a prior settlement date."

      13. By substituting the phrase "five consecutive one-year breaks in service" for the phrase "a one-year break in service" where the latter appears in subsection 8.2 of the plan.

      14.    By substituting the following for subsection 9.1 of the plan:

      "9.12. Interests-Not-Transferable. The interests of persons entitled to benefits under the plan are not subject to their debts or other obligations and, except as may be required by the tax withholding provisions of the Internal Revenue Code or any state's income tax act or pursuant to a qualified domestic relations order as defined in Section 414(p) of the Internal Revenue Code, may not be voluntarily or involuntarily sold, transferred, alienated, assigned or encumbered."

      15. By adding the following new subparagraph A-2(d) to Supplement A of the plan immediately after subparagraph A-2(c) thereof:

      "(d) The account balances of a participant who did not receive any compensation from an employer (other than benefits under the plan) during the 5- year period ending on the determination date shall be disregarded."

      16.    By substituting the following for paragraph IV-7 of the trust:

      "IV-7. Interests Not Transferable. The interests of persons entitled to benefits under the plan are not subject to their debts or other obligations and, except as may be required by the tax withholding provisions of the Internal Revenue Code or any state's income tax or pursuant to a qualified domestic relations order as defined in Section 414(p) of the Internal Revenue Code, may not be voluntarily or involuntarily sold, transferred, alienated, assigned or encumbered."

     Particulars 3, 4 and 7 through 10 and 12 through 16 shall be effective as of January 1, 1985 and particulars 1, 2, 5, 6 and 11 shall be effective as of March 11, 1985.




     I,      Sam Lafferty     , Secretary of Bituminous Casualty Corporation,
hereby certify that the foregoing is a correct copy of a resolution duly adopted
by the Board of Directors of said corporation on      November 19     , 1985 and
that the resolution has not been changed or repealed.

         Dated this   3rd   day of   February  , 1986.








                                              ________\s\ Sam Lafferty_______
                                                      (Corporate Seal)






                                    EXHIBIT 4

                                 THIRD AMENDMENT
                                       OF
                               BITCO SAVINGS PLAN
                                       AND
                                SECOND AMENDMENT
                                       OF
                               BITCO SAVINGS TRUST


             WHEREAS, Bituminous Casualty Corporation (the "company") maintains the Bitco Savings Plan (the "plan"), which plan is funded through Bitco Savings Trust (the "trust"); and

             WHEREAS, the plan and trust have previously been amended and further amendment thereof is now considered desirable to bring the plan into conformity with the Tax Reform Act of 1986 and to reflect certain changes in the plan and in the corporate ownership of the company;

             NOW, THEREFORE, by virtue and in exercise of the power reserved to the company under subsection 10.1 of the plan and paragraph VI-1 of the trust, and pursuant to the authority delegated to the undersigned officer of the company by a resolution adopted by the company's Board of Directors on June 2, 1989, the plan and the trust, as previously amended, be and are hereby further amended in the following particulars:

             1. By substituting the following for subsection 1.3 of the plan:

             "1.3.         Employers.Effective December 31, 1987, the company
      is a wholly-owned subsidiary of Bituminous Holdings, Ltd. (`BHL'). Prior to such date, the company was a wholly-owned subsidiary of Bitco. Effective as of March 11, 1985, Bitco was merged into ROI, Inc., a wholly -owned subsidiary of Old Republic, and the name of ROI, Inc., the surviving corporation, was changed to Bitco Corporation (`Bitco'). Any subsidiary or affiliate of BHL or Bitco may adopt the plan with the consent of the BHL and Bitco Executive Committees, as described in sub -section 9.5. A `subsidiary' of BHL or Bitco is any corporation more than 50 percent of the voting stock of which is owned, directly, or indirectly, by BHL or Bitco, respectively. an affiliate of BHL or Bitco is any corporation more than 50 percent of the voting stock of which is owned, directly or indirectly, by the owner or owners of more than 50 percent of the voting stock of BHL or Bitco. the company and any other subsidiaries or affiliates of GHL or Bitco which adopt the plan are referred to below collectively as the `employers' and sometimes individually as an `employer'."

             2. By adding the following new subsection 2.5 to the plan immediately after subsection 2.4 thereof:

             "2.5.         Leased Employees.A leased employee (as defined
       below) shall not be eligible to participate in the plan. a `leased employee' means any person who is not an employee of an employer or a controlled group member, but who has provided services to an employer or a controlled group member of a type which have historically (within the business field of the employer) been provided by employees, on a substantially full-time basis for a period of at least one year, pursuant to an agreement between the employer and a leasing organization. the period during which a leased employee performs services for the employer shall be taken into account for purposes of subsections 2.1 and 7.2 of the plan; unless (i) such leased employee is a participant in a money purchase pension plan maintained by the leasing organization which provides a non-integrated employer contribution rate of at least 10 percent of compensation, immediate participation for all employees and full and immediate vesting, and (ii) leased employees do not constitute more than 20 percent of the employer's nonhighly compensated workforce."

              3. By substituting the following for the first sentence of subsection 3.1 of the plan:

     "Subject to the terms and conditions of the plan, a participant may elect to have basic contributions made on his behalf under the plan for nay plan year, beginning with the plan year in which he becomes a participant, in an amount not less than one-half of one percent nor more than six percent (in increments of one-tenth of one percent and/or whole percentages) of his earnings (as defined in subsection 3.3) for that year."

             4. By substituting the following for subsection 3.3 of the plan:

             "3.3.         Earnings.A participant's `earnings' means the total
     compensation that but for the participant's salary reduction authorization under this plan would be payable to the participant by the employer for services rendered to the employer as an employee, including bonuses, commissions and overtime pay, but excluding any special allowances and compensation paid before the date as of which he became a participant in the plan, and excluding compensation for any year in excess of $200,000 (or such greater amount as may be determined by the Commissioner of Internal Revenue for that year)."

             5. By adding the following new subsection 3.4 to the plan immediately after subsection 2.2 thereof:

             "3.4.         Maximum Dollar Limitation on Basic Contribution.The
     method of determining the amount of basic contributions described in subsection 3.1 is intended to qualify as a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code. In no event shall the sum of: (i) total basic contributions under subsection 3.1 for any calendar year and (ii) any other `elective deferrals' as defined in the Internal Revenue Code for any calendar year, exceed $7,000 (or such greater amount as determined under Internal Revenue Code Section 402(g) (5) for years beginning after December 31, 1987. As of each December 31, the employers shall determine the total basic contributions made for each participant during the preceding calendar year. In the event that the total amount of elective deferrals made in a calendar year exceeds the maximum dollar limitation for any participant (`excess deferrals'), such excess deferrals (and the earnings thereon) shall be paid to the participant by the following April 15. The earnings attributable to such excess deferrals shall be determined in accordance with subsection 4.4. If a participant's elective deferrals and basic contributions under this plan exceed the maximum dollar limitation for any calendar year, the participant may notify his employer in writing no later than March 1 of his election to have all or a portion of the basic contributions under this plan (and the earnings thereon) for that calendar year distributed to him by the April 15 following the end of such calendar year. the amount of excess deferrals returned to a participant shall be treated as a basic contribution for purposes of subsection 6.10 and for purposes of the actual deferral percentage tests described in subsection 4.2; however, excess deferrals by non account under subsection 4.2 to the extent such excess deferrals are made under this plan or any other plan maintained by the employers."

             6. By substituting the following for subsection 4.2 of the plan:

             "4.2.         Limitations on Contributions.Each employer's total
     contribution for a plan year is conditioned on its deductibility under
     Section 404 of the Internal Revenue Code, shall comply with the contribution limitations set forth in subsection 6.10 and, unless the employer specifies otherwise, shall not exceed an amount equal to the maximum amount deductible on account thereof by the employer for purposes of federal taxes on income. In addition, notwithstanding the foregoing provisions of this Sections 4, contributions under the plan will be subject to the following limitations:

               (a) In no event shall the actual deferral percentage (as defined below) of highly compensated employees (as defined below) for any plan year exceed the greater of:

                     (i) The actual deferral percentage of all other eligible employees for such plan year multiplied by 1.25; or

                     (ii) The actual deferral percentage of all other eligible employees for such plan year multiplied by 2.0; provided that he actual deferral percentage of the highly compensated employees does not exceed that of all other eligible employees by more than 2 percentage points.

                     The `actual deferral percentage' of a group of eligible employees for a plan year means the average of the ratios (determined separately for each eligible employee in such group) of: (i) the sum of the basic contributions credited to each such eligible employee's account (as described in subsection 6.1) under this plan for such plan year; to (ii) the eligible employee's compensation (as defined in subsection 4.3) for such plan year. If, because of the foregoing limitations, a portion (`excess contributions') of an eligible employee's basic contributions cannot be credited to his account for a plan year, the eligible employee shall be deemed not to have elected to defer such excess contribution and the amount thereof (and any earnings thereon) shall be paid to the eligible employee in cash within two and one-half months after the end of that plan year, if practicable, and in any event, within 12 months after the end of that plan year. The eligible employee's matching contribution account balance shall be adjusted to take into account the excess contributions so paid. the maximum basic contributions permitted under the foregoing limitations shall be determined by reducing basic contributions credited to the accounts of highly compensated employees in the order of the actual deferral percentages of such employees beginning with the highest of such percentages first, in accordance with the leveling method described in Treasury Regulation Section 1.401(k) -1(f)(2). The earnings attributable to excess contributions distributed hereunder shall be determined in accordance with subsection 4.4 below.

             (b) In no event shall the contribution percentage (as defined below) of highly compensated employees (as defined below) for any plan year exceed the greater of:

                     (i) the contribution percentage of all other eligible employees for such plan year multiplied by 1.25; or

                     (ii) The contribution percentage of all other eligible employees for such plan year multiplied by 2.0; provided that the contribution percentage of the highly compensated employees does not exceed that of all other eligible employees by more than 2 percentage points.

                     The `contribution percentage' of a group of eligible employees for a plan year means the average of the ratios (determined separately for each eligible employee in such group) of: (i) the matching contributions credited to each such eligible employee's account (as described in subsection 6.1) under this plan for such plan year; to (ii) the eligible employee's compensation (as defined in subsection 4.3) for such plan year. for purposes of the preceding sentence, in computing the contribution percentage for any eligible employee who is a highly compensated employee and who is eligible to have employee voluntary after-tax or employer matching contributions allocated to his accounts under two or more plans maintained by the employer and described in Sections 401(a) or 401(k) of the Internal Revenue Code, the employee voluntary after-tax and employer matching contributions credited to such highly compensated employee's accounts under all such plans shall be aggregated. If, because of the foregoing limitations, a portion (`excess aggregate contributions') of an eligible employee's matching contributions cannot be credited to his account for a plan year, the vested percentage of such excess aggregate contributions (and any earnings thereon) shall be paid to the eligible employee in cash, and the percentage that is not vested shall be forfeited and applied as a credit to the employer making such contribution (for the purpose of reducing such employer's future matching contributions) within two and one-half months after the end of that year, if practicable, and in any event, within 12 months after the end of that plan year. the eligible employee's basic contribution account balance shall not be adjusted as a result of excess aggregate contributions so paid. The maximum amount of matching contributions permitted under the foregoing limitations shall be determined by reducing contributions credited to the accounts of highly compensated employees in the order of the contribution percentages of such employees beginning with the highest of such percentages first in accordance with the leveling method described in Treasury Regulation Section 1.401(m)- 1(e)(2). The earnings attributable to excess aggregate contributions distributed hereunder shall be determined in accordance with subsection 4.4 below. The determination of any excess aggregate contributions under this subparagraph 4.2(b) shall be made after determining any excess contributions under the actual deferral percentage tests described in subparagraph 4.2(a) above.

             (c) In accordance with Treasury Regulation Section 1.401(m) -2(c) for plan years beginning on or after January 1, 1989, multiple use of the alternative limitation which occurs as a result of testing under the limitations described in subparagraphs (a) and (b) above will be corrected in the manner described in Treasury Regulation Section 1.401(m) -1(e). The term `alternative limitation' means the alternate tests described in subparagraphs (a)(ii) and
                     (b)(ii) above.

     For purposes of applying the limitations on contributions described in this subsection 4.2, a `highly compensated employee' means any present or former eligible employee who, during the current or immediately preceding plan year:

                     (A) was a 5 percent owner of the employer or controlled group member;

                     (B) received annual compensation from the employer and/or controlled group member of more than $75,000 (or such greater amount as may be determined by the Commissioner of Internal Revenue for that year);

                     (C) received annual compensation from the employer and/or controlled group member of more than $50,000 (or such greater amount as amy be determined by the Commissioner of Internal Revenue for that year) and was in the top-paid 20% of the employees; or

                     (D) was an officer of the employer and/or controlled group member receiving annual compensation greater than 50% of the limitation in effect under Section 415(b)(1)(A) of the Internal Revenue Code; provided, that for purposes of this subparagraph (D), no more than 50 employees of the employer (or if lesser, the greater of 3 employees of 10 percent of the employees) shall be treated as officers.

     The term `eligible employee' includes any employee who meets the requirements of subparagraphs 2.1(a) and (b) irrespective of whether the employee has elected to become a participant in the plan pursuant to the provisions of subsection 2.2."

             7. By renumbering subsections 4.3 through 4.5 of the plan as subsections 4.5 through 4.7, respectively and adding the following new subsection 4.3 to the plan:

             "4.3          Compensation.An employee's or participant's
      `compensation' means his total cash compensation for services rendered to the employer as an employee, determined in accordance with Section 415(c)(3) of the Internal Revenue Code and the regulations thereunder, but excluding compensation for any year beginning on or after January 1, 1989 in excess of $200,000 (or such greater amount as may be determined by the Commissioner of Internal Revenue for that year). for purposes of determining who is a `highly compensated employee' an employee's or participant's compensation also shall include all elective contributions made pursuant to Sections 125 and 401(k) of the Code. Solely for purposes of applying the actual deferral percentage and actual contribution percentage tests described in subparagraphs 4.2(a) and (b) above, the employers may elect for any plan year that compensation also include all elective contributions made pursuant to Sections 125 and 401(k) of the Code; provided that , such election is made on a consistent and uniform basis with respect to all employees and all plans of the employers for any such year.

             8. By adding the following new subsection 4.4 to the plan immediately after the new subsection 4.3 thereof:

             "4.4.         Allocation of Earnings to Distributions of Excess
      Deferrals, Excess Contributions and Excess Aggregate Contributions. The earnings allocable to distributions of excess deferrals required under subsection 3.4 and excess contributions and excess aggregate contributions required under subsection 4.2 shall be determined by multiplying the earnings attributable to the participant's basic contributions (for the calendar and/or plan year, whichever is applicable) or to the employer matching contributions for the plan year, as the case may be, by a fraction, the numerator of which is the applicable excess amount, and the denominator of which is the balance in the participant's applicable account or accounts on the last day of such year reduced by gains (or increased by losses) attributable to such account or accounts for such year. The earnings allocable to such excess deferrals, excess contributions and excess aggregate contributions for the period between the end of the applicable year and the date of distribution shall be determined under the same fractional method described above or, alternatively, by multiplying 10 percent of the earnings determined for the applicable year above by the number of calendar months that have elapsed since the end of such year. For purposes of the foregoing, a distribution occurring on or before the fifteenth day of the month will be treated as having been made on the last day of he preceding month, and a distribution occurring after such fifteenth day will be treated as having been made on the first day of the next subsequent month."

             9. By substituting the term "Internal Revenue Code of 1986, as amended," for the term "Internal Revenue Code of 1954" where the latter appears in redesignated subparagraph 4.7(a) of the plan.

             10. By deleting the second sentence from subparagraph 5.1(a) of the plan.

             11. By substituting the following for the last two sentences of subsection 6.4 of the plan:

     "A participants sub-account invested in the investment fund from which such a transfer is made will be charged with the amount transferred at the date of transfer and the sub-account invested in the investment fund to which such transfer is made shall be credited with the amount so transferred as of the date of such transfer. Such amounts will be transferred at such dates after each January 1, April 1, July 1 or October 1 as the trustees shall reasonably determine in order to allow time for the calculation and processing of transfers. for purposes of the foregoing transfers between funds, in converting Old Republic stock shall be determined upon the basis of the closing price (or if the closing price is not reported, the mean of the bid and asked prices) of Old Republic Stock on the date such stock was last traded prior to the transfer date (or such earlier date as the trustees shall reasonably determine in order to allow time for the calculation and processing of transfers) as reported on the NASDAQ System, or, it applicable, at the price at which Old Republic Stock was acquired or sold by the trustees in order to make such transfers."

             12. By substituting the following for subsection 6.10 of the plan.

             "6.D.         Contribution Limitations.For each plan year the
     `annual addition' (as defined below) to a participant's accounts under this plan and under any other defined contribution plan maintained by the employer or controlled group member shall not exceed the lesser of (i) the sum of $30,000 (or, if greater, 1/4 of the dollar limitation in effect under Section 415(b)(1)(A) of the Internal Revenue Code for the calendar year which begins with or within the plan year or (ii) 25 percent of the participant's compensation during that plan year. The term 'annual addition' for any plan year means the sum of the following amounts allocated to a participant's accounts under any such plans for that year:

             (a) employer contributions (including participant basic contributions);

             (b)     participant after-tax contributions; and

             (c)     remainders.

     Any employer contributions which cannot be allocated to a participant because of the foregoing limitations shall be applied to reduce employee contributions in succeeding plan years, in order of time. In the case of any participant who was over by both a defined benefit plan and a define contribution plan of the employers, the benefits provided for him under both plans will be adjusted to the extent necessary to comply with the combined benefit and contribution limitations set forth in Section 415 of the Internal Revenue code and Section 1106 of the Tax Reform Act of 1986. In making such adjustments, the benefits that otherwise would have been payable to the participant under the defined benefit plan will be limited first."

        13. By substituting the following table for the table contained in subsection 7.2 of the plan.

                     Years of Service      Vested Percentage

                       Less than 1             0%
                           1                  10%
                           2                  20%
                           3                  30%
                           4                  40%
                           5                  60%
                           6                  80%
                       7 or more             100%


             14. By substituting the following for the second sentence of subsection 7.3.

     "A remainder shall be invested in the Old Republic Stock Fund until the regular accounting date next following the participant's settlement date, and then shall be applied to reduce employers' matching contributions."

             15. By substituting the following for that portion of subsection 7.4 of the plan which follows subparagraph 7.4(c) thereof:

     "If a participant dies after his required commencement date (as defined below), the remaining portion of such benefits must be distributed over a period not exceeding the period over which payments were being made to the participant. If a participant dies before his required commencement date, his benefits must be distributed over a period not exceeding the greatest of: (i) five years from the death of the participant; (ii) in the case of payments to a designated beneficiary other than the participant's spouse, the life expectancy of such beneficiary, provided payments begin within one year of the participant's death; or (iii) in the case of payments to the participant's spouse, the lie expectancy of such spouse, provided payments begin by the date the participant would have attained age 70-1/2. Distribution of a participant's benefits must be made (or installment payment must commence) not later than April 1 of the calendar year next following the calendar year in which the participant attains age 70-1/2. The date for commencement of distributions or payments in the immediately preceding sentence shall be referred to for purposes of this plan as the participant's `required commencement date.' Except as provided in subsections 7.5 and 7.7, a participant may select, in accordance with such rules as the trustees may establish, the method by which his benefits will be distributed to him; a participant, if he so desires, may direct how his benefits are to be paid to his beneficiary; and the trustees, after consulting with the beneficiary, shall select the method of distributing the participant's benefits to his beneficiary if the participant has not filed a direction with the trustees. Payment of a participant's benefits will be made (or will commence) within a reasonable time after his settlement date, but not later than 60 days after the close of the plan year in which his settlement date occurs or, if later, within 60 days of the date on which the amount of the payment can be ascertained by the trustees. Notwithstanding the foregoing, effective as of January 1, 1985, if the value of the participant's vested account balances exceeds $3,500, no distribution will be made to him prior to the participant's attainment of age 65 unless he consents thereto."

             16. By substituting the following for the second sentence of subsection 7.5 of he plan:

     "Such an election will be effective only if (i) the participant's spouse consents to the election in writing, (ii) such election designates a beneficiary or form of payment which may not be changed without spousal consent or the consent of the spouse expressly permits designation by the participant without any requirement of further consent, and (iii) the consent of the spouse acknowledges the effect of the designation and is witnessed by a trustee or notary public."

             17. By substituting the following for the last sentence of subsection 7.7 of the plan:

     "In converting Old Republic stock to cash, or vice versa, for purposes of this subsection, the value of Old Republic Stock shall be determined upon the basis of the closing price (or if the closing price is not reported, the mean of the bid and asked prices) of Old Republic stock on the date such stock was last traded prior to the distribution date (or such earlier date as the trustees shall reasonably determine in order to allow time for the calculation and processing of distributions), as reported on the NASDAQ System or, if applicable, at the price at which Old Republic stock was acquired or sold by the trustees in order to make such distribution."

             18. By substituting the following subsections 7.10 and 7.11 for subsection 7.10 of the plan:

             "7.10. Hardship Withdrawals - Basic Contributions.A participant may elect a withdrawal of all or any portion of the balance in his basic contribution account in accordance with applicable rules established by the trustees and subject to a determination by the trustees that a withdrawal is necessary due to an immediate and heavy financial need of the participant in accordance with the following rules:

             (a) Hardship withdrawals may be made for the following financial hardships: significant medical expenses of the participant or family member or other financial emergency relating to the occurrence of an accident or sickness with respect to a family member (not covered by insurance or other coverages); the purchase of a primary residence (excluding mortgage payments); expenses for post-secondary education for the participant, his or her spouse, children or dependents; the need to prevent the eviction of the participant from his principal residence or foreclosure on the mortgage of the participant's principal resident; the funeral expenses of a family member; the need to prevent imminent bankruptcy; loss of employment by a principal wage earner in the participant's household making the family unable to meet fixed monthly expenses; an IRS lien on wages of a principal wage earner in the participant's household; lump sum payments required by a divorce decree or child support court order; and other disaster or casualty losses of the participant.

             (b) If the trustees determine that a financial hardship exists, the participant must represent to the trustees by written certification that the financial need cannot be relieved by any of the following means:

                     (i) reimbursement or compensation by insurance or otherwise;

                     (ii) reasonable liquidation of the participant's assets (to the extent that a liquidation would not itself cause an immediate and heavy financial need) including assets of the spouse and minor children that are reasonably available to the participant;

                     (iii) cessation of basic contributions under this plan,
                           other distributions or loans from this plan or any other plans maintained by the employer or any other employer; and

                     (iv) loans from commercial sources on reasonable commercial terms.

             (c) If the trustees determine that the foregoing requirements have been satisfied, the trustees will determine the amount of the withdrawal necessary to satisfy the hardship need of the participant and will distribute such amount to the participant.

     No withdrawal shall be permitted under this subsection 7.10 until the available vested balance in the participant's matching contribution account has been or coincident with a withdrawal request under this subsection will be fully withdrawn pursuant to the provisions of subsection 7.11. Notwithstanding the foregoing, a participant may not elect a hardship withdrawal from that portion of his basic contribution account balance which consists of income allocable to such account credited thereto on or after January 1, 1989.

             7.11.         Hardship Withdrawals - Matching Contributions.   A
participant may elect a withdrawal of all or any portion of the vested balance in his matching contribution account in accordance with applicable rules established by the trustees that a bona fide financial hardship exists, as described in subparagraph 7.10(a) above. If the trustees determine that a financial hardship exists, the trustees will distribute the amount requested to the participant. Contributions which have been credited to the participant's matching contribution account for less than a 24 month period may not be withdrawn."

             19. By substituting the following for subsection 8.1 of the plan:

             8.1. Resumption of Participation.If an employee who has participated in the plan should terminate employment with all the employers and such employee is subsequently reemployed by an employer, he may elect to again become a participant as of any subsequent quarterly entry date and the years of service he was entitled at the time of termination shall be reinstated; provided, that if such employee had a salary reduction authorization in effect at the time of his termination, he may elect to again become a participant as of his date of rehire. If an employee who has never participated in the plan should terminate employment and then is subsequently reemployed by an employer, his eligibility for participation shall be determined in accordance with subsection 2.1, he may elect to become a participant as of any subsequent quarterly entry date if he had met the requirements of subparagraphs 2.1(a) and (b) prior to his termination, and the years of service he had accrued prior to his termination shall be disregarded for purposes of subsection 7.2 only if his number of consecutive one-year breaks in service occurring after his termination equal or exceed the greater of (i) five, or (ii) his years of service prior to his termination. In no event shall years of service occurring after a participant incurs five consecutive one-year breaks in service be used to determine the percentage of his matching contribution account to which he was entitled as of a prior settlement date."

             20. By substituting the following for the first sentence of subsection 8.2 of the plan:

     "If a participant whose employment had terminated because of resignation or dismissal is reemployed by an employer or controlled group member before he incurs `five consecutive one-year breaks in service, any remainder resulting from his prior resignation or dismissal shall again be credited to his matching contribution account as of the regular accounting date next following his date of reemployment. Remainders that are again to be credited to a participant's matching contribution account as of a regular accounting date under this subsection 8.2 shall reduce: first, remainders to be applied to reduce employers' matching contributions as of that date under subsection 7.3; and then, income and gains of the trust fund to be credited as of the date under subsection 6.6. If the amount available from the preceding sources is less than the amount of remainders to be credited to a participant's matching contribution account under this subsection 8.2, the employers shall contribute such additional amount as is necessary to make up the difference."

             21. By substituting the following for subparagraph (d) of paragraph A-2 of Supplement A of the plan:

             "(d) The account balances of a participant who did not perform any services for the employers during the 5 year period ending on the determination date shall be disregarded."

             22. By adding the following sentence at the end of paragraph A-5 of Supplement A of the plan as the last sentence thereof:

     "In computing the employer contribution under this paragraph A-5, remainders allocated to a participant's account shall be considered an employer contribution but participant basic contributions shall not be considered employer contributions."

             23. By substituting the term "Executive Committees of BHL and Bitco" for the terms "Executive Committee of Bitco" and "Bitco's Executive Committee" wherever the latter appear in the plan and trust.

             24. By substituting the term "BHL or Bitco" for the term "Bitco" wherever the latter appears in the plan and trust (except for subsection
1.3 of the plan).

             Except as specifically stated therein to the contrary, particular 19 above shall be effective as of October 1, 1983; particulars 16 and 21 above shall be effective as of january 1, 1985; particulars 5 through 9, 11, 12, and 17 above shall be effective as of January 1, 1987; particulars 1, 23 and 24 above shall be effective as of December 31, 1987; particular 10 above shall be effective as of January 1, 1988; particulars 2, 4, 13 through 15, 20 and 22 above shall be effective as of January 1, 1989; and particulars 3 and 18 above shall be effective as of April 1, 1989.

             IN WITNESS WHEREOF, Bituminous Casualty Corporation has caused this amendment to be signed by its duly authorized officer this 22nd day of June, 1989.


                                               BITUMINOUS CASUALTY CORPORATION



                                                By:_____/s/ Peter Lardner____
                                                Its           President